Exhibit 99.1

PERDIGÃO S.A.

Public Company

CNPJ/MF n.º 01,838,723/0001-27

ANNOUNCEMENT TO THE MARKET

Upon adoption of the resolution issued on the Ordinary and Extraordinary Shareholders’ Meeting held on March 8th 2006, please be advised of the following:

Brazilian record date for the conversion of preferred shares into common shares and for the stock distribution of 200% will be April 11, 2006.

For the Depositary Receipts holders, for the purposes of trading on the NYSE, the Perdigao ADSs will represent common shares effective April 12, 2006. The record date for the stock distribution will be on April 18, 2006.

Company also informs that it has no dissent related to the conversion.

On April 12, 2006 the new common shares will start trading under the Bovespa Novo Mercado (New Market).

São Paulo (SP), April 10, 2006.

Wang Wei Chang

Chief Financial Officer